Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in in accordance with generally accepted accounting principles of the United States of America, or U.S. GAAP. Unless otherwise indicated or the context otherwise requires, all references herein to the terms “NeuroSense,” “NeuroSense Therapeutics,” the “Company,” “we,” “us” and “our” refer to NeuroSense Therapeutics Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this exhibit are translated using the rate of NIS 3.7230 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 14, 2024.

Forward Looking Statements

This exhibit contains forward-looking statements concerning among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our ability to enter into and maintain strategic collaborations, our intellectual property position; our results of operations, cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. Many of the forward-looking statements contained in this exhibit can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on April 4, 2024, or the Annual Report, and our other filings with the SEC from time to time. These risks and uncertainties include factors relating to:

●	the going concern reference in our financial statements and our need for substantial additional financing to achieve our goals;

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of such regulatory clarity and approvals and of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies;

●	our ability to maintain the listing of our ordinary shares on Nasdaq;

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business; and

●	the impacts on our ongoing and planned trials and manufacturing as a result of the war in Israel.

The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this exhibit will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of the 6-K that accompanies this exhibit, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

The forward-looking statements and opinions contained in this exhibit are based upon information available to us as of the date of the 6-K that accompanies this exhibit and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this exhibit speak only as of the date of the 6-K that accompanies this exhibit, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this exhibit, and the documents that we reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from neurodegenerative diseases, including ALS, AD and PD. We believe these diseases represent some of the most significant unmet medical needs of our time, with limited effective therapeutic options available. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is utilizing a combined therapeutic approach to target multiple disease-related pathways.

Our lead therapeutic candidate, PrimeC, is a novel extended-release oral formulation, fixed-dose combination of two FDA-approved drugs, ciprofloxacin and celecoxib. PrimeC is designed to treat ALS by modulating microRNA synthesis, iron accumulation, and neuroinflammation, all of which are hallmarks of ALS pathology. The FDA and the EMA have granted PrimeC orphan drug designation for the treatment of ALS. In addition, the EMA has granted PrimeC the SME status, which offers significant potential benefits leading up to and following drug regulatory approval. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

We have incurred operating losses in each year since our inception. We incurred net losses of $10.1 million and $10.5 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $26.1 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	continue the clinical development of PrimeC;

●	continue the preclinical development of our other product candidates;

●	file an NDA seeking regulatory approval for any product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain manufacturing approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development;

●	hire additional clinical development, quality control and manufacturing personnel;

●	incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

A. Operating Results

Revenue

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of products in the near future.

Operating Expenses

Our current operating expenses consist primarily of research and development as well as general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of:

●	salaries for research and development staff and related expenses, including employee benefits and share-based compensation expenses;

●	expenses for production of our product candidates by contract manufacturers;

●	expenses paid to contract research organizations and other third parties in connection with the performance of preclinical studies, clinical trials and related expenses;

●	expenses incurred under agreements with other third parties, including subcontractors, suppliers and consultants that conduct formulation development, regulatory activities and preclinical studies;

●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials.

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of December 31, 2023, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. See “Risk Factors—Risks Related to Our Business and Strategy” in our Annual Report. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, insurance costs, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

In addition, if any of our product candidates receives regulatory approval and if we determine to invest in building a commercial infrastructure to support the marketing of our products, we expect to incur greater expenses.

Financing Income (Expenses), net

Our net financing expenses (income), net consist primarily of fair value revaluation of warrants, issuance costs, interest income on deposits, interest expenses on lease liability and differences in the exchange rate between NIS and the U.S. Dollar.

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $14.4 million as of December 31, 2023. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Our results of operations for the years ended December 31, 2023 and 2023 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Statement of Operations:
Research and Development Expenses	7,274	5,587
General and Administrative Expenses	4,775	4,967
Operating Loss	12,049	10,554
Financing Income, net	(1,942)	(62)
Net Loss and Comprehensive Loss	10,107	10,492
Basic and Diluted Net Loss per Share	0.74	0.91
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	13,640,168	11,504,521

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Subcontractors and consultants	$4,793	3,612
Share-based compensation	575	570
Salaries and social benefits	1,905	1,405
Others	1	-
Total research and development expenses	$7,274	5,587

Our research and development expenses for the years ended December 31, 2023 and 2022 were $7,274 thousand and $5,587 thousand, respectively. The increase of $1,687 thousand, or 30.2%, was mainly attributed to (i) an increase of $500 thousand in salaries and social benefits, mainly due to an increase in the number of employees, and (ii) an increase of $1,181 thousand, or 32.7% in subcontractor and consulting expenses relating to clinical programs.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
	2023	2022
	U.S. dollars in thousands
Professional services	$1,486	1,085
Share-based compensation	962	1,158
Salaries and social benefits	1,011	1,014
Insurance	511	1,174
Traveling abroad	164	165
Others	641	371
	$4,775	4,967

Our general and administrative expenses for the years ended December 31, 2023 and 2022 were $4,775 thousand and $4,967 thousand, respectively. The decrease of $192 thousand, or 3.9%, was primarily attributable to (i) a $196 thousand, or 16.9%, decrease in share-based compensation expenses due to less grants of options and RSUs to our employees, directors and service providers, (ii) a decrease of $663 thousand, or 56.5%, in insurance costs as a public company, and (iii) a $401 thousand, or 37%, increase in professional services expenses.

Financing Income, net

Our financing income, net for the years ended December 31, 2023 and 2022 was $1,942 thousand and $62 thousand, respectively. The change in financing income was primarily attributable to $2,191 thousand of revaluation of the warrants and deposit interest of $87 thousand, offset by $439 thousand of issuance costs.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2023, we incurred a net loss of approximately $10.1 million, while net cash of approximately $8.4 million was used in our operating activities. As of December 31, 2023, we had a negative working capital of approximately $0.5 million and an accumulated deficit of approximately $26.1 million. As of December 31, 2023, our cash and cash equivalents totaled approximately $2.6 million.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business, and our financial status creates a doubt whether we will continue as a going concern. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Through December 31, 2023, we have financed our operations primarily through our initial public offering, public and private offerings of our equity securities, proceeds from the exercise of warrants and options, and crowd funding of equity securities. Total gross invested capital as of December 31, 2023 was approximately $25.0 million, which included ordinary shares, SAFE agreements, options and warrants to purchase ordinary shares.

In May, June and July 2021, we received $0.80 million from SAFE agreements, in September 2021, we received an additional $1.23 million from previous investors as a result of their exercise of outstanding warrants, in December 2021, we received gross proceeds of approximately $12.0 million from our initial public offering, and during 2022 we received approximately $3.87 million following exercise of warrants.

In April 2023, we entered into a sales agreement, or ATM, with A.G.P./Alliance Global Partners, or AGP, pursuant to which we may offer and sell, at our option, up to $5,743,677 of our ordinary shares through an at-the-market equity program under which AGP agreed to act as sales agent. In June 2023, we and AGP reduced the maximum aggregate offering amount under the ATM program to $502.30, and in October 2023, we terminated the ATM program with having sold 3,600 ordinary shares for aggregate gross proceeds of $7.2 thousand.

In June 2023, we received additional gross proceeds of approximately $4.5 million before deducting placement agent fee and related offering expenses million from a registered direct offering. Total issuance expenses in connection with the offering were $0.45 million.

Cash flows

The following table summarizes our statement of cash flows for the years ended December 31, 2023 and 2022:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2023	2022
Net cash used in operating activities	$(8,354)	(7,616)
Net cash provided by (used in) investing activities	3,468	(3,590)
Net cash provided by financing activities	3,975	3,774
Effects of exchange rate changes on cash and cash equivalents	8	(88)
Decrease in cash and cash equivalents	$(903)	(7,520)

Net cash used in operating activities

Net cash used in operating activities was $8,354 thousand and $7,616 thousand for the years ended December 31, 2023 and 2022, respectively. The $738 thousand increase was attributable primarily to the increase in our increase in (i) our research and development expenses relating to our clinical study and (ii) general and administrative expenses mainly due to an increase in professional services and salary and related benefits.

Net cash provided by (used in) investing activities

Net cash provided by (used in) investing activities was $3,468 thousand and ($3,590) thousand for the years ended December 31, 2023 and 2022, respectively. The $7,058 thousand increase was attributable primarily to changes in the investment in short-term and restricted deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $3,975 thousand and $3,774 thousand for the years ended December 31, 2023 and 2023, respectively. The increase was primarily due to the higher proceeds from issuance of shares, warrants and pre-funded warrants in 2023 compared to the proceeds from exercise of warrants in 2022.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of December 31, 2023, we had cash and cash equivalents of $2.6 million. We believe that our existing cash and cash equivalents will not be sufficient to fund the Company’s operations for a period of at least 12 months from the date of approval of our consolidated financial statements.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing and completion of clinical trials for PrimeC;

●	preclinical studies and clinical trials for our other product candidates;

●	the costs related to obtaining regulatory approval for PrimeC and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

●	selling, marketing and patent-related activities undertaken in connection with the commercialization of PrimeC and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

●	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

●	potential new product candidates we identify and attempt to develop; and

●	revenues we may derive either directly or in the form of royalty payments from future sales of PrimeC and any other product candidates.

For more information as to the risks associated with our future funding needs, see “Risk Factors — We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations” in our Annual Report.

Contractual Obligations and Commitments

As of December 31, 2023, we did not have any material contractual obligation and commitments, except for lease agreements with respect to offices. In December 2021, we entered into an office space lease agreement in Herzilya, Israel (which commenced on January 1, 2022). Monthly rent payments including utilities amount to approximately $7 thousand and indexed to CPI. The lease period was for 24 months with an option to extend the lease period for additional two periods of 24 months each. We exercised the first period option, and we expect to exercise the second option for an additional lease period.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Offerings

On June 22, 2023, we sold to health-care focused institutional purchaser (i) an aggregate of 1,330,000 of our ordinary shares at an offering price of $1.50 per share and (ii) pre-funded warrants to purchase up to an aggregate of 1,670,000 ordinary shares at an offering price of $5.499 per pre-funded warrant, in a registered direct offering. Each pre-funded warrant represented the right to purchase one ordinary shares at an exercise price of $0.0001 per share. The pre-funded warrants were exercisable immediately and at any time until the pre-funded warrants were exercised in full (subject to a beneficial ownership limitation set forth therein). In a concurrent private placement, we also issued an aggregate of 3,000,000 ordinary warrants, each representing the right to acquire one ordinary share, at the same purchase price in the registered direct offering. The ordinary warrants are exercisable immediately upon issuance at an exercise price of $1.50 per share, and will expire on the fifth anniversary of the original issuance date. Aggregate gross proceeds from the registered direct offering and concurrent private placement were approximately $4.5 million, before deducting the placement agent fee and related offering expenses. The offerings closed on June 26, 2023. As of the date of this 6-K, the pre-funded warrants have been exercised in full.

Reconciliation of IFRS to U.S. GAAP

Our audited consolidated financial statements included in this Form 6-K are our first consolidated financial statements prepared in accordance with U.S. GAAP. The financial statements were presented in US GAAP from date of inception.

For all periods up to and including the year ended December 31, 2023, the Company prepared its financial statements in accordance with United States generally accepted accounting principles. An explanation of the principal adjustments made in representing its IFRS financial statements, in order to comply with U.S. GAAP, is provided below.

The following tables present a reconciliation of the consolidated balance sheet as of December 31, 2023 and 2022 of IFRS compared to U.S. GAAP:

		December 31, 2023
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		2,640	-	2,640
Other receivables		236	-	236
Restricted deposits		64	-	64

Total current assets		2,916	-	2,916

NON-CURRENT ASSETS:
Operating lease right of use assets	i	153	9	162
Property and equipment, net		85	-	85
Restricted deposit		22	-	22

Total non-current assets		260	9	269

Total assets		3,176	9	3,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		1,459	-	1,459
Other payables		2,000	-	2,000

Total current liabilities		3,459	-	3,459

NON-CURRENT LIABILITIES:
Long-term operating lease liability		73	-	73
Liability in respect of warrants	ii	1,518	(106)	1,412

Total non-current liabilities		1,591	(106)	1,485

SHAREHOLDERS’ EQUITY:	iii, v
Authorized: 60,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 15,379,042 and 11,781,963 shares at December 31, 2023 and 2022, respectively		-	-	-
Share premium and capital reserve		30,192	(5,830)	24,362
Accumulated deficit		(32,066)	5,945	(26,121)

Total shareholders’ equity		(1,874)	115	(1,759)

Total liabilities and shareholders’ equity		$3,176	9	$3,185

		December 31, 2022
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		3,543	-	3,543
Short term deposits		3,547	-	3,547
Other receivables		255	-	255
Restricted deposits		36	-	36

Total current assets		7,381	-	7,381

NON-CURRENT ASSETS:
Property and equipment, net		77	-	77
Operating lease right of use assets		229	7	236
Restricted deposit		23		23

Total non-current assets		329	7	336

Total assets		7,710	7	7,717

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		498	-	498
Other payables		1,228	-	1,228

Total current liabilities		1,726	-	1,726

NON-CURRENT LIABILITIES:
Long-term operating lease liability		147	-	147
Liability in respect of warrants		218	(218)	-

Total Long-term liabilities		365	(218)	147

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:	iii, v
Authorized: 60,000,000 shares at December 31, 2023 and 2022; Issued and outstanding: 15,379,042 and 11,781,963 shares at December 31, 2023 and 2022, respectively		-	-	-
Share premium and capital reserve		26,405	(4,547)	21,858
Accumulated deficit		(20,786)	4,772	(16,014)

Total shareholders’ equity		5,619	225	5,844

Total liabilities and shareholders’ equity		$7,710	7	$7,717

The following table presents a reconciliation of the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021 of IFRS compared to U.S. GAAP:

		Year ended December 31, 2023
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Research and development expenses	iii	$(7,588)	$314	$(7,274)
General and administrative expenses	i, iii	(5,714)	939	(4,775)

Operating loss		(13,302)	1,253	(12,049)

Financing income, net	i, ii, v	2,022	(80)	1,942

Net loss		$(11,280)	$1,173	$(10,107)

Basic and diluted net loss per share		$(0.83)	$0.09	$(0.74)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		13,640,168	-	13,640,168

		Year ended December 31, 2022
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Research and development expenses	iii	$(6,416)	$829	$(5,587)
General and administrative expenses	i, iii	(7,136)	2,169	(4,967)

Operating loss		(13,552)	2,998	(10,554)

Financing income, net	i, ii, v	1,212	(1,150)	62

Net loss		$(12,340)	$1,848	$(10,492)

Basic and diluted net loss per share		$(1.07)	$0.16	$(0.91)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		11,504,521	-	11,504,521

		Year ended December 31, 2021
		IFRS	GAAP Adjustments and reclassifications	U.S. GAAP
	Note	USD

Research and development expenses	iii	$(3,082)	$1,688	$(1,394)
General and administrative expenses	i, iii	(2,505)	914	(1,591)

Operating loss		(5,587)	2,602	(2,985)

Financing income (expense), net	i, ii, iv, v	1,546	(1,781)	(235)

Net loss		$(4,041)	$821	$(3,220)

Basic and diluted net loss per share		$(0.65)	$0.13	$(0.52)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		6,243,411	-	6,243,411

Notes to the main adjustments and reclassifications made in order to comply with U.S. GAAP:

i.	Operating lease right of use assets:

Under IFRS, we have recognized depreciation expense of operating lease right of use assets and interest expense on lease liabilities. Under U.S. GAAP we recognized a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. As a result, as of December 31, 2023, operating lease right of use assets has increased by approximately $9 thousand, finance expenses decreased by approximately $11 thousand and general and administrative expense increased by approximately $9 thousand for the year ended December 31, 2023. In addition, as of December 31, 2022, operating lease right of use assets has increased by approximately $7 thousand, finance expenses decreased by approximately $15 thousand and general and administrative expense increased by approximately $9 thousand for the year ended December 31, 2022.

ii.	Warrants exercisable into shares:

Under IFRS, we recognized certain warrants and pre-funded warrants as a liability due to cashless exercise mechanism and certain adjustments out the control of the Company. Changes in fair value of warrants which were classified as liability from commitment date to each reporting date were recorded as financial income (expense) in our statement of operations and comprehensive loss. Under U.S. GAAP, we recognized certain warrants and pre-funded warrants as part of the shareholders equity. As a result, as of December 31, 2023, warrants exercisable into shares were classified under equity, finance income decreased by approximately $95 thousand in the year ended December 31, 2023, finance income decreased by approximately $1,166 thousand in the year ended December 31, 2022 and finance income increased by approximately $1,580 thousand in the year ended December 31, 2021.

iii.	Options exercisable into shares:

Under IFRS, we measured the fair value of certain options granted to consultants at each reporting period whereby cumulative catch up was recognized as stock-based compensation expenses in our statement of operations and comprehensive loss. In addition, the determination of grant date used for measuring the fair value of options which their vesting is subject to existence of IPO was the board of directors grant approval date. Under U.S. GAAP, the fair value of options granted to consultants is determined at the applicable grant date with no further remeasurement at subsequent periods. In addition, the determination of grant date used for measuring the fair value of options which their vesting is subject to existence of IPO was the IPO date. As a result, in the year ended December 31, 2023, the research and development expenses and general and administrative expenses decreased by $314 and $947 thousand, respectively, in the year ended December 31, 2022, the research and development expenses and general and administrative expenses decreased by $1,022 and $2,357 thousand, respectively and in the year ended December 31, 2021, the research and development expenses and general and administrative expenses decreased by $1,688 and $913 thousand, respectively.

iv.	Simple Agreements for Future Equity (SAFE):

Under IFRS, we classified the SAFE instrument as part of the Company's equity at issuance date. Under U.S. GAAP, the SAFE instrument was accounted for as financial liability. As a result, in the year ended December 31, 2021, the finance expenses increased by $200 thousand.

v.	Certain reclassifications have been made to the consolidated balance sheets. Such reclassifications affect the presentation of certain items in the consolidated balance sheets, and have no impact on net loss or shareholders’ equity of the Company: Finance expenses and income - In accordance with U.S. GAAP, financial income and expense were presented net in our consolidated statements of profit or loss (although presented separately in a note). Under the IFRS, the Company has separately classified financial income and expense in its consolidated financial statements.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development Expenses.”

D. Trend Information

Other than as disclosed elsewhere in this 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Use of Estimates

We describe our material accounting policies and estimates in Note 2 to our annual consolidated financial statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more information, please see Note 2 to our annual consolidated financial statements contained elsewhere in this annual report.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.